                                                      --------------------------
                                                             OMB APPROVAL
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                                                      OMB Number: 3235-0287
          Form 4                                      --------------------------
                                                      Expires: January 31, 2005
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                                                      Estimated average burden
                                                      hours per response...0.5
                                                      --------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*


   (Last)  (First)  (Middle)
   BenTov   Shmuel

   (Street)

   c/o The A Consulting Team, Inc.
         77 Brant Avenue
           Suite 320

   (City)  (State)  (Zip)
   Clark    NJ       07066

2. Issuer Name and Ticker or Trading Symbol
    TACX

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Statement for Month/Year
   August 2002

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            /X/ 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

   President and Chief Executive Officer

7. Individual or Joint/Group Reporting (Check Applicable Line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------

Common Stock                                                                              4,030,304   D (1)





(1) As of the date hereof, Mr. BenTov may be deemed to be the beneficial owner of 4,030,304 shares of Common Stock, which includes (i) an aggregate of 109,882 shares of Common Stock owned by Mr. BenTov's two minor children, for whom he acts as custodian, (ii) 15,000 shares of Common Stock owned by Mr. BenTov's spouse, and (iii) 530,304 shares of Common Stock issuable upon conversion of 530,304 shares of Preferred Stock owned by Mr. BenTov

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------

Series A                                  (2)          8/12/02     P               530,304                    8/12/02     N/A
Preferred Stock

                                                                                      9. Number of
                                                                                         Derivative  10. Ownership
                                                                                         Securities      Form of
                             7. Title and Amount of Underlying                           Benefi-         Derivative
                                Securities (Instr. 3 and 4)                              cially          Security:    11. Nature of
                             ----------------------------------------  8. Price of       Owned at        Direct (D)       Indirect
                                                           Amount or      Derivative     End of          or Indirect      Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)              Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)       (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------   --------------

Series A                     Common                       530,304      $0.66          530,034        D                N/A
Preferred Stock              Stock


Explanation of Responses: (2) The shares of Series A Preferred Stock are convertible into shares of Common Stock on a 1:1 basis, subject to adjustment for stock splits, consolidations, and stock dividends. No additional consideration is payable upon conversion.




           **Shmuel BenTov                           8/27/02
---------------------------------------    --------------------------
                                                      Date
    **Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).